EXHIBIT 12
COMPUTATION OF RATIOS
(UNAUDITED)

Our consolidated ratios of earnings to fixed charges for each of the fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013 are as follows:

	Year Ended December 31,
	2017	2016	2015	2014	2013

Earnings:
Pretax income from continuing operations	$80,512	$86,525	$76,915	$67,055	$54,503
Fixed charges	31,723	22,490	25,974	32,920	44,789
Capitalized interest	—	—	(1,486)	(603)	—
Total earnings - Numerator	$112,235	$109,015	$101,403	$99,372	$99,292

Fixed charges:
Interest and debt expense	$31,474	$22,241	$24,239	$32,068	$44,540
1/3 of rent expense - interest factor	249	249	249	249	249
Capitalized interest	—	—	1,486	603	—
Total fixed charges - Denominator	$31,723	$22,490	$25,974	$32,920	$44,789

Ratio of earnings to fixed charges	3.54	4.85	3.90	3.02	2.22

Earnings equals (i) income from continuing operations before income taxes, plus (ii) fixed charges, minus (iii) capitalized interest. Fixed charges equals (i) interest and debt expense, plus (ii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals and (iii) capitalized interest.